UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington. D.C. 20549


                              SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 9)
                                           _

                           TRISTAR Corporation
                           ____________________
              (Formerly Ross Cosmetics Distribution Centers, Inc.)
              _____________________________________________________
                              (Name of Issuer)


                        Common Stock, $0.01 Par Value
____________________________________________________________________________
(Title of Class of Securities)


                                    778242107
              _________________________________________________
                                (CUSIP Number)

   Robert B. McCaw, Esq.; Wilmer, Cutler & Pickering; 2445 M Street, N.W., Washington, D.C. 20037; 202-663-6586 and Kirit Sheth; P.O. Box 16758;
                                        ___
 Jebel Ali Free Zone; Dubai, United Arab Emirates, Tel: 011-97-14-519-444
____________________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)


                              June 1, 1995
                            _______________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SEC 1746 (12-91)

       2 of 18

                                    SCHEDULE 13D

CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Mahendra Sheth

2   Check the Appropriate Box if a Member of a Group*            (a)X
                                                                 (b)__
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    India


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             6,420,174 shares, includes 2,400,000 shares
      with                    capable of being acquired through exercise of
                              a warrant

                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                      ___

13   Percent of Class represented by amount in row (11)

     71

14   Type of reporting person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       3 of 18

                                    SCHEDULE 13D


CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Shashikant S. Sheth

2   Check the Appropriate Box if a Member of a Group*            (a)X
                                                                 (b)__
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    India


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             6,420,174 shares, includes 2,400,000 shares
      with                    capable of being acquired through exercise of
                              a warrant

                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                       ___

13   Percent of Class represented by amount in row (11)

     71

14   Type of reporting person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       4 of 18

                                    SCHEDULE 13D


CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Kirit Sheth

2   Check the Appropriate Box if a Member of a Group*            (a)X
                                                                 (b)__
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    India


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             6,420,174 shares, includes 2,400,000 shares
      with                    capable of being acquired through exercise of
                              a warrant

                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                       ___

13   Percent of Class represented by amount in row (11)

     71

14   Type of reporting person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       5 of 18

                                    SCHEDULE 13D


CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Jamnadas Sheth

2   Check the Appropriate Box if a Member of a Group*            (a)X
                                                                 (b)__
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    India


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             6,420,174 shares, includes 2,400,000 shares
      with                    capable of being acquired through exercise of
                              a warrant

                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                      ___

13   Percent of Class represented by amount in row (11)

     71

14   Type of reporting person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       6 of 18

                                    SCHEDULE 13D


CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Jayesh Sheth

2   Check the Appropriate Box if a Member of a Group*            (a)__
                                                                 (b)X
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    England


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             -0-
      with
                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              -0-

11   Aggregate amount beneficially owned by each reporting person

     -0-

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                      ___

13   Percent of Class represented by amount in row (11)

     Not applicable

14   Type of reporting person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       7 of 18

                                    SCHEDULE 13D


CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Virendra Sheth

2   Check the Appropriate Box if a Member of a Group*            (a)__
                                                                 (b)X_
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    USA


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             -0-
      with
                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              -0-

11   Aggregate amount beneficially owned by each reporting person

     -0-

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                      ___

13   Percent of Class represented by amount in row (11)

     Not applicable

14   Type of reporting person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       Include both sides of the cover page, responses to Items 1-7 (Including Exhibits) of the Schedule, and the signature attestation.


       8 of 18

                                    SCHEDULE 13D


CUSIP NO.  778242107
           _________

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Starion International Limited

2   Check the Appropriate Box if a Member of a Group*            (a)X
                                                                 (b)__
3   SEC Use Only

4   Source of Funds*

    Not applicable

5   Check Box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)                   ___

6   Citizenship or place of organization

    British Virgin Islands


                          7   Sole Voting Power
   Number of
    Shares                    -0-
  Beneficially
   Owned by               8   Shared Voting Power
      each
 Reporting Person             6,313,174 shares, includes 2,400,000 shares
      with                    capable of being acquired through exercise of
                              a warrant

                          9   Sole Dispositive Power

                              -0-

                         10   Shared Dispositive Power

                              6,313,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11   Aggregate amount beneficially owned by each reporting person

     6,313,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12   Check box if the aggregate amount in row (11) excludes certain shares*
                                                                      ___

13   Percent of Class represented by amount in row (11)

     69.8

14   Type of reporting person*

     00

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
        both sides of the cover page, responses to Items 1-7 uding Exhibits) of the Schedule, and the signature attestation.


       9 of 18


          This Amendment No. 9 to the Statement on Schedule 13D filed jointly by Mahendra Sheth, Shashikant Sheth, Kirit Sheth, and Jamnadas Sheth (collectively the "Core Sheth Families"), together with Starion International Limited ("Starion"), Jayesh Sheth, and Virendra Sheth (all of the foregoing referred to collectively as the "Reporting Persons") (the "Schedule 13D") pursuant to a joint filing agreement attached hereto as
Exhibit 1, relates to the Common Stock of TRISTAR CORPORATION, formerly known as Ross Cosmetics Distribution Centers, Inc. (the "Issuer").

            The Schedule 13D is amended as follows:

Item 1.   Security and Issuer.
          _____________________

          This amendment relates to the proposed merger of Eurostar Perfumes, Inc., and Issuer as further described in Item 4 below and to the Common Stock Purchase Warrant acquired by Starion International Limited ("Starion") as described in Amendment 6, dated December 29, 1994. The principal executive offices of the Issuer are located at 12500 San Pedro Avenue, Suite 500, San Antonio, TX 78216.

Item 2.   Identity and Background.
          ________________________

          No amendment.

       10 of 18

Item 3.   Source and Amounts of Funds or Other Consideration.
          ___________________________________________________

          No amendment.

Item 4.   Purpose of Transaction.
          _______________________

          As of this filing, the Core Sheth Families, largely through Starion continue to have beneficial ownership of 6,420,174 shares of common stock of the Issuer.

          On June 1, 1995 Eurostar Perfumes, Inc., ("Eurostar") proposed to a Special Committee of the Issuer's Board of Directors that Eurostar merge with the Issuer. As set forth in the Schedule 13D and its amendments, Eurostar is a non-public company wholly owned by the Core Sheth Families, who also own the majority of the Common Stock of the Issuer. Eurostar is a Texas corporation and the Issuer's principal supplier of perfume products under a distribution agreement entered into on October 24, 1992, and discussed in Amendment No. 1 to Schedule 13D.

          Under Eurostar's proposal, the shares of Eurostar, wholly owned by the Core Sheth Families, would be exchanged for an additional 9,974,000 shares of the Issuer. Sixty percent of the combined worth of the Issuer and Eurostar would be assigned to Eurostar and 40 percent to the Issuer. Including the shares of the Issuer's common stock now owned beneficially by the Core Sheth Families, the transaction would result in the Core Sheth Families owning approximately 86 percent of the outstanding shares of Issuer's common stock immediately following the merger.

          Furthermore, as part of the proposed merger, the Issuer would revalue the exercise price of the shares to be purchased through the Common Stock Purchase Warrant acquired by Starion as described in Amendment 6 to the 13D. As proposed, the exercise price would be revalued to equal the lowest average price of the Issuer's common stock in any consecutive 30-day period in the 12 months following the date the merger closed.

          Details of the transaction are to be reflected in formal agreements yet to be drafted and thus may change. The merger is also subject to the approval of the Issuer's and Eurostar's shareholders.

Item 5.   Interest in Securities of the Issuer.
          _____________________________________

          No amendment.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          _____________________________________________________________
          Respect to Securities of the Issuer.
          ____________________________________

          The information set forth in Item 4 is incorporated by reference.

Item 7.   Material to be Filed as Exhibits.
          _________________________________

       11 of 18

          1. Written Agreement of the Reporting Persons relating to the filing of the Schedule 13D dated August 28, 1992, the Amendment No. 1 dated November 5, 1992, the Amendment No. 2 dated November 30, 1992, the Amendment No. 3 dated June 23, 1993, the Amendment No. 4 dated September 7, 1993, the Amendment No. 5 dated April 6, 1994, the Amendment No. 6 dated December 29, 1994, the Amendment No. 7 dated December 29, 1994, the Amendment No. 8 dated March 13, 1995 and this Amendment No. 9 as required by Rule 13d-1(f).

       12 of 18

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Kirit Sheth
                                      ___________________________________
                                            Kirit Sheth, Individually


Dated:  June 12, 1995

       13 of 18

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Jamnadas Sheth
                                      ___________________________________
                                           Jamnadas Sheth, Individually


Dated:  June 12, 1995

       14 of 18

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Mahendra Sheth
                                       ___________________________________
                                           Mahendra Sheth, Individually


Dated:  June 12, 1995

       15 of 18

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Shashikant Sheth
                                       ___________________________________
                                          Shashikant Sheth, Individually


Dated:  June 12, 1995

       16 of 18

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  Starion International Ltd.


                                                 /s/ Shashikant Sheth
                                        By    ______________________________
                                              Shashikant Sheth

                                        Title:    Director

Dated:  June 12, 1995

       17 of 18

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Virendra Sheth
                                         ___________________________________
                                           Virendra Sheth, Individually


Dated:  June 12, 1995

       17 of 17

                                 Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Jayesh Sheth
                                        ___________________________________
                                        Jayesh Sheth, Individually


Dated:  June 12, 1995

       18 of 18

          The undersigned agree that the Statement on Schedule 13D dated August 28, 1992, the Amendment No. 1 dated November 5, 1992, the Amendment No. 2 dated November 30, 1992, the Amendment No. 3 dated June 23, 1993, the Amendment No. 4 dated August 31, 1993, the Amendment No. 5 dated March 31, 1993, the Amendment No. 6 dated December 14, 1994, the Amendment No. 7 dated December 29, 1994, the Amendment No. 8 dated March 13, 1995 and this Amendment No. 9 are being filed with the Securities and Exchange Commission on behalf of each of Mahendra Sheth, Shashikant Sheth, Kirit Sheth, Jamnadas Sheth, Starion International, Ltd., Virendra Sheth, and Jayesh Sheth.


                                          /s/ Jamnadas Sheth
                                        ___________________________________
                                        Jamnadas Sheth, Individually


                                         /s/ Shashikant Sheth
                                        ___________________________________
                                        Shashikant Sheth, Individually


                                         /s/ Mahendra Sheth
                                        ___________________________________
                                        Mahendra Sheth, Individually


                                         /s/ Kirit Sheth
                                        ___________________________________
                                        Kirit Sheth, Individually


                                        /s/ Virendra Sheth
                                        ___________________________________
                                        Virendra Sheth, Individually


                                        /s/ Jayesh Sheth
                                        ___________________________________
                                        Jayesh Sheth, Individually


                                        Starion International Ltd.


                                               /s/ Shashikant Sheth
                                        By    ______________________________
                                        Name:     Shashikant Sheth

                                        Title:    Director


                                        Dated:  June 12, 1995
                                                __________________